# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sezzle Inc., CIK 0001662991
CUSIP: 78435P105
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 700 Nicollet Mall, Suite 640, Minneapolis, Minnesota (MN), 55402
Date of event which requires filing of this statement: 11/19/2024
Amends the filing with accession number 0001662991-24-000016
Filed by CIK 0001865019
Persons authorized to receive notices and communications: Paul Paradis, 700 Nicollet Mall, Suite 640, Minneapolis, Minnesota (MN), 55402, 6512406001

## Reporting persons
- Paul Paradis (CIK 0001865019): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 194,807; shared voting power 55,500; sole dispositive power 194,807; shared dispositive power 55,500; aggregate amount beneficially owned 250,307 (4.5% of the class)
  Comment: Note to (7), (9), (11), and (13): Includes (i) 97,437 shares owned by the Reporting Person, including the full amount of restricted stock units issued to the Reporting Person, a portion of which has vested and been settled in shares, (ii) 13,159 shares purchasable upon the exercise of outstanding options that are currently exercisable or exercisable and owned by the Reporting Person, and (iii) 84,211 shares owned by Paradis Family LLC ("PFL"). The Reporting Person has sole voting and investment power over shares of the issuer held by PFL, and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission that the Reporting Person is the beneficial owner of all shares of the issuer held by PFL for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
  Note to (8), (10), (11), and (13): Reporting Person shares voting and investment power of 55,500 shares owned by the Reporting Person's spouse.
  Note to (13): Based on 5,607,034 shares of Common Stock outstanding as of November 1, 2024, as reported in the Issuer's Form 10-Q filed with the SEC on November 8, 2024, plus 13,159 shares purchasable upon the exercise of outstanding options that are currently exercisable or exercisable and owned by the Reporting Person.
- Paradis Family LLC: type of reporting person: other (OO); citizenship or place of organization: South Dakota (SD); member of a group; source of funds: personal funds (PF); sole voting power 84,211; shared voting power 0; sole dispositive power 84,211; shared dispositive power 0; aggregate amount beneficially owned 84,211 (1.5% of the class)
  Comment: Note to (13): Based on 5,607,034 shares of Common Stock outstanding as of November 1, 2024, as reported in the Issuer's Form 10-Q filed with the SEC on November 8, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Sezzle Inc.
Address of issuer's principal executive offices: 700 Nicollet Mall, Suite 640, Minneapolis, Minnesota (MN), 55402
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the statements on Schedule 13D filed by the Reporting Persons on January 8, 2024 (the "Original Schedule 13D").

## Item 2. Identity and Background
Name of person filing: The persons filing this statement are Paul Paradis ("Mr. Paradis"), and Paradis Family LLC, a South Dakota limited liability company ("PFL," and together with Mr. Paradis, the "Reporting Persons").
Residence or business address: The principal business address of each Reporting Person is 700 Nicollet Mall, Suite 640, Minneapolis, Minnesota 55402.
Present principal occupation or employment: Mr. Paradis serves as a Director and as the President of the Issuer, and as the Member of PFL.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Paradis is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All shares of Common Stock and derivative securities described in Item 5 of the Schedule 13D have been issued to Mr. Paradis in connection with his services to the Issuer as the Issuer's Executive Director and President. On July 30, 2021, Mr. Paradis made a bona-fide gift of 84,211 shares of Common Stock to PFL. On September 9, 2024, Mr. Paradis made a bona-fide gift of 74,432 shares of Common Stock to his spouse.

## Item 4. Purpose of Transaction
Purpose of transaction:
As of the date of this Amendment No. 1, except as set forth below, the Reporting Persons do not have a plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

On July 27, 2019, the Issuer granted Mr. Paradis an option to purchase 13,159 shares of Common Stock at an exercise price equal to $31.92 under the Issuer's 2019 Incentive Plan pursuant to an Option Agreement in the form attached as Exhibit 10.1, which is hereby incorporated by reference. Such option is fully-vested and expires on July 26, 2029 (the "Option Agreement").

On June 14, 2023, the Issuer granted Mr. Paradis 31,579 restricted stock units under the Issuer's 2021 Incentive Plan pursuant to an Equity Incentive Plan Notice Award in the form attached as Exhibit 10.2, which is hereby incorporated by reference (the "RSU Grant 1"). The restricted stock units vest over a four-year period, with 25% of the award vesting on January 1, 2024 and the remaining vesting on a quarterly basis thereafter, and are settled in shares of Common Stock on the vesting dates (subject to forfeiture of shares of Common Stock to satisfy tax withholding obligation).

On November 20, 2023, Mr. Paradis adopted a Rule 10b5-1 trading arrangement (the "Paradis Plan") that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c). The Paradis Plan provides for the potential sale of up to 131,580 shares of the Company's common stock, from February 23, 2024 until termination of the Paradis Plan on November 27, 2024, or earlier if all transactions under the Paradis Plan are completed. The Paradis Plan was terminated on September 3, 2024.

On April 1, 2024, the Issuer granted Mr. Paradis 10,000 restricted stock units under the Issuer's 2021 Incentive Plan pursuant to an Equity Incentive Plan Notice Award in the form attached as Exhibit 10.2, which is hereby incorporated by reference (the "RSU Grant 2" and together with RSU Grant 1, the "RSU Grants"). The restricted stock units vest over a four-year period, with 25% of the award vesting on April 1, 2025 and the remaining vesting on a quarterly basis thereafter, and are settled in shares of Common Stock on the vesting dates (subject to forfeiture of shares of Common Stock to satisfy tax withholding obligation).

On September 16, 2024, Mr. Paradis' spouse entered into a Rule 10b5-1 trading arrangement (the "Spousal Plan") that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c). The Spousal Plan provides for the potential sale of up to 55,500 shares of the Company's common stock, between an estimated start date of January 2, 2025, until termination of the Paradis Plan on September 12, 2025, or earlier if all transactions under the Spousal Plan are completed. The Spousal Plan was amended on December 2, 2024 (the "Amended Spousal Plan") to reduce the number of shares of Company's common stock subject to the Spousal Plan to 12,000 shares of Company common stock, with an estimated start date of April 1, 2025, until termination of the Amended Spousal Plan on September 12, 2025. As of the date hereof, no shares of Common Stock have been sold under the Spousal Plan.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons, collectively, currently beneficially own 250,307 shares of Common Stock, which represents 4.5% of the outstanding shares of Common Stock of the Issuer. Such percentage is calculated based on 5,607,034 shares of Common Stock outstanding as of November 1, 2024 (as reported in the Issuer's Form 10-Q filed with the SEC on November 1, 2024).
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Paradis has sole voting and investment power over the shares of Common Stock held by him. As the Member of PFL, Mr. Paradis has sole voting and investment power over the shares of Common Stock held by PFL. Mr. Paradis shares voting and investment power over 55,500 shares of Common Stock held by his spouse
Transactions in the class effected during the past sixty days: Schedule A annexed hereto describes all transactions in the Common Stock by the Reporting Persons since the filing of the Original Schedule 13D, all of which have been previously reported on Form 4 filings made with the SEC under Section 16 of the Securities Exchange Act of 1934, together with other filings of the Issuer made on Forms 10-Q, Forms 10-K, and in proxy statements.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on Issuer's common stock on August 16, 2024.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except with respect to the Options Agreement, the Amended Spousal Plan, and the RSU Grants, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings, or relationships have been entered into.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1: Form of Option Agreement (incorporated by reference to Exhibit 10.5 of the Issuer's Registration Statement on Form 10 filed with the SEC on April 13, 2021) - https://www.sec.gov/Archives/edgar/data/1662991/000121390021021218/ea139393ex10-5_sezzleinc.htm
Exhibit 10.2: Form of Sezzle Equity Incentive Plan Notice for Award for RSUs (filed herewith)
Exhibit 10.3: Joint Filing Agreement (incorporated by reference to Exhibit 10.3 of the Original Schedule 13D) - https://www.sec.gov/Archives/edgar/data/1662991/000166299124000016/szl-13dxparadisx2024x01x08.htm#ia3cc72e4424347e4a7c9010667716028_78
Exhibit 99.1: Schedule A (filed herewith)

## Signatures
- Paul Paradis: Paul Paradis, Paul Paradis (01/03/2025)
- Paradis Family LLC: Paradis Family LLC, Paul Paradis (01/03/2025)